ZEALOUS, INC.

15641 Red Hill Avenue, Suite 200
Tustin, CA 98780
(310) 885-7333
                              September 10, 2009

Jonathan Wiggins, Staff Accountant
Division of Corporate Finance
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:   Zealous Inc..
      Item 4.01 Form 8-K
      Filed September 4, 2009, as amended September 4, 2009
      File No. 000-26383

Dear Mr. Wiggins:

Thank you for the letter of comment dated September 8, 2009. The Company has endeavored to be responsive to each of the comments as set forth below. We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

   1. We have revised the filing to state whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.

   2. We have revised the filing to state whether during the two most recent fiscal years and any subsequent interim period through the dates of the dismissal there were any disagreements with the former accountant on any mater of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter or the disagreements in connection with its reports.

   3. We have revised the fling to provide the disclosures required by Items 304(a)(2) of Regulation S-K for the two most recent fiscal years and any subsequent interim period prior to engaging the new accountants.

   4. We have obtained and filed an updated Exhibit 16 letter from the former accountants.

The Company takes note of the Examiner's Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.



                                    Yours very truly,

                                    ZEALOUS, INC.

                                    Milton C. Ault III
                                    Chief Executive Officer